                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 1994

                             OR
/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from __________  to  __________.



Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Quanex Corporation Employee Savings Plan





B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Quanex Corporation
      1900 West Loop South, Suite 1500
      Houston, Texas 77027
      Phone: (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Quanex Corporation Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Quanex Corporation Employee Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information by fund and supplemental schedules of (1) investments as of December 31, 1994 and (2) 5% reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. This information and these schedules are not a required part of the basic financial statements. The schedules are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and these schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP

May 17, 1995

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS




                                                                                 December 31,
                                                                       -----------------------------
                                                                          1994               1993
                                                                       -----------       -----------
Assets:
         Investments, at fair value -
         Mutual fund assets                                            $23,280,069       $20,540,650
         Quanex Corporation common stock                                 1,418,636           919,891
         Common/commingled trust                                           471,972                 -
                                                                       -----------       -----------
                                                                        25,170,677        21,460,541
                                                                       -----------       -----------
         Deposits with insurance company,
            at contract value                                              896,472         1,631,963
                                                                       -----------       -----------
                 Total                                                  26,067,149        23,092,504
                                                                       -----------       -----------

         Employee contributions receivable                                 450,534           333,161
         Employer contributions receivable                                 150,335            93,572
                                                                       -----------       -----------
                 Total                                                     600,869           426,733
                                                                       -----------       -----------

Net assets available for benefits                                      $26,668,018       $23,519,237
                                                                       ===========       ===========



                       See notes to financial statements.

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                                  December 31,
                                                                        ------------------------------
                                                                           1994               1993
                                                                        -----------        -----------
Investment income:
         Interest and dividends                                         $ 1,203,950        $ 1,494,799
         Net appreciation (depreciation) in
            fair value of investments                                      (532,717)           872,527
                                                                        -----------        -----------
                 Total                                                      671,233          2,367,326
                                                                        -----------        -----------
Contributions:
         Employer                                                           892,899            815,869
            Less forfeitures                                                  9,282             13,061
                                                                        -----------        -----------
                                                                            883,617            802,808
         Employee                                                         3,231,908          2,873,550
                                                                        -----------        -----------
                 Total                                                    4,115,525          3,676,358
                                                                        -----------        -----------

                 Total additions                                          4,786,758          6,043,684
                                                                        -----------        -----------


Benefit payments                                                          1,637,977          2,741,106
Transfer of Bellville assets                                                      -            481,644
                                                                        -----------        -----------
                 Total deductions                                         1,637,977          3,222,750
                                                                        -----------        -----------

Increase in net assets available
     for benefits                                                         3,148,781          2,820,934

Net assets available for benefits:
         Beginning of year                                               23,519,237         20,698,303
                                                                        -----------        -----------
         End of year                                                    $26,668,018        $23,519,237
                                                                        ===========        ===========





                       See notes to financial statements.

                               QUANEX CORPORATION
                             EMPLOYEE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993

A.       THE PLAN

         The following brief description of the Quanex Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         (1) General. The Plan became effective April 1, 1986 and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which employees of the Company and its subsidiaries, excluding its Nichols-Homeshield divisions, its Nitro Steel Division and those Quanex employees who are covered by a collective bargaining agreement, are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company (the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Board of Directors of the Company, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 15% of their pre-tax annual compensation or up to 15% of their after-tax annual compensation limited to 15% of considered compensation as defined by the Plan agreement. The Company matches 50% of the employee's contribution up to, but not in excess of, 2.5% of the employee's annual compensation.

         (3) Participants Accounts. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of investment income, which is based on the participant's account balance as of the end of the period in which the income is earned.

         (4) Investment Options. During 1993 and 1994, the Plan had the following investment funds, all managed by the Trustee, as follows:

                 Government Money Market Fund--composed of short-term government obligations.

                 Short-Intermediate Government Fund--invested and reinvested in securities issued by the U.S. government.

                 Puritan Fund--invested and reinvested in common and preferred stock and bonds.

                 Magellan Fund--invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Growth and Income Fund--invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Overseas Fund--invested and reinvested in foreign securities.

                 Quanex Corporation Common Stock--invested and reinvested exclusively in the common stock of Quanex Corporation.

                 Common/Commingled Trust--invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

                 Balanced Fund--invested and reinvested in common and preferred stocks and bonds.

                 Contrafund--invested and reinvested in equities of foreign and preferred stock.

         Additionally, the Plan has investments in a series of guaranteed investment contracts. Refer to Note C for further discussion.

         Effective July 1, 1994, the Short-Intermediate Government Fund was eliminated and the Common/Commingled Trust, the Balanced Fund and the Contrafund were added.

         (1) Vesting. Participants are immediately vested in their voluntary contributions and the related earnings. Vesting in employer's matching contributions for employees is 0% for less than one year of service graduating to 100% for five or more years. Upon death, retirement or total permanent disability, the participant or beneficiary becomes immediately 100% vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

         (2) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account. See further discussion of benefits payable in Note H.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting standards.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments.
                 Investments are reflected at fair value in the financial statements. Fair value of mutual funds assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price.

         (3) Administrative Expenses. The Company pays all administrative expenses.

         (4)     Payment of Benefits.  Benefits are recorded when paid.

C.       DEPOSITS WITH INSURANCE COMPANY

         On December 1, 1988, the Plan entered into a series of guaranteed investment contracts with Metropolitan Life Insurance Company ("Metropolitan"). The contracts provide a guaranteed rate of return on principal invested which is credited to the Plan for the length of the contracts. The contracts are reduced for Plan withdrawals. The contract is included in the financial statements at the December 31, 1994 and 1993 contract values as reported to the Plan by Metropolitan. A portion of these contracts matured on January 1, 1994. The remainder of these contracts matured on January 1, 1995. The contracts provided an interest rate of 8.3% per annum.

D.       TRANSFER OF BELLVILLE BALANCES

         In April 1993, the Company sold its Bellville Tube Division. Effective November 15, 1993, Bellville Tube employees' plan balances were transferred from the Plan into the Bellville Tube Corporation's 401(k) Plan, which was implemented by the purchasing company. At the time of transfer, participants became fully vested in the employer's contributions.

E.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified Trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from taxation under Sections 501(a) of the Code.
         The Plan received a favorable determination letter from the IRS dated February 25, 1991. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1994 and 1993, the Plan purchased shares of Quanex Corporation common stock, as shown below:

                          1994                     1993
                          ----                     ----
                 Shares         Cost         Shares       Cost
                 ------         ----         ------       ----
                 29,219       $632,545       36,374      $603,737

         During the years ended December 31, 1994 and 1993, the Plan sold 20,146 and 15,299 shares of Quanex Corporation common stock for $574,779 (cost $470,005) and $272,777 (cost $262,551), respectively.

         During the years ended December 31, 1994 and 1993, the Plan purchased shares of Fidelity, the Trustee, mutual fund assets, as shown below:

                        1994                      1993
                        ----                      ----
                  Shares      Cost          Shares       Cost
                  ------      ----          ------       ----
                5,226,865    $12,369,613   2,689,355    $10,701,768

         During the years ended December 31, 1994 and 1993, the Plan sold 3,738,549 and 4,275,504 shares of Fidelity mutual fund assets for $9,480,794 (cost $9,567,946) and $8,915,523 (cost $8,726,676), respectively.

         During the year ended December 31, 1994, the Plan purchased 471,972 shares (cost $471,972) of Fidelity, the Trustee, Common/Commingled Trust. During the year ended December 31, 1994, the Plan sold -0-shares of Common/Commingled Trust.

H.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         Benefits payable are not reported as a liability on the statement of net assets available for the benefits in the financial statements prepared in conformity with generally accepted accounting principles. Such amounts are reported as a liability on Form 5500. See reconciliation of the financial statements to Form 5500 below:

                                                                        December 31,
                                                             --------------------------------
                                                                1994                  1993
                                                             -----------          -----------
         Net assets available for benefits per
              financial statements                           $26,668,018          $23,519,237
              Less:   Benefits payable                           152,480              131,106
                                                             -----------          -----------
         Net assets available for benefits per
              Form 5500                                      $26,515,538          $23,388,131
                                                             ===========          ===========

         For the years ended December 31, 1994 and 1993, benefit payments recorded in the financial statements totaled $1,637,977 and $2,741,106, respectively. Benefit payments recorded in Form 5500 for 1994 and 1993 totaled $1,659,351 and $2,632,396, respectively.

I. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS The following tables provide supplemental information regarding the net assets available for benefits by investment fund.


                                                                              December 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                         GOVT.                                               GROWTH
                                                         MONEY       COMMON\                                  AND
                                                         MARKET     COMMINGLED    PURITAN       BALANCED     INCOME      MAGELLAN
                                            TOTAL         FUND        TRUST         FUND          FUND        FUND         FUND
                                         -----------   ----------   ----------   ----------     --------   ----------   ----------
Assets
   Investments, at fair value
         Mutual fund assets              $23,280,069   $8,981,007                $4,833,853     $111,318   $1,135,850   $6,361,895
         Quanex common stock               1,418,636
         Common/commingled trust             471,972                  $471,972
                                         -----------   ----------     --------   ----------     --------   ----------   ----------
                                          25,170,677    8,981,007      471,972    4,833,853      111,318    1,135,850    6,361,895

   Deposits with insurance company,
        at contract value                    896,472
                                         -----------   ----------     --------   ----------     --------   ----------   ----------
            Total                         26,067,149    8,981,007      471,972    4,833,853      111,318    1,135,850    6,361,895

   Contributions receivable
   Employer                                  150,335       49,284        1,669       31,642          782        7,071       42,009
   Employee                                  450,534      140,921        4,975       95,547        3,059       23,019      127,824
                                         -----------   ----------     --------   ----------     --------   ----------   ----------
                                             600,869      190,205        6,644      127,189        3,841       30,090      169,833
                                         -----------   ----------     --------   ----------     --------   ----------   ----------

   Net assets available
         for benefits                    $26,668,018   $9,171,212     $478,616   $4,961,042     $115,159   $1,165,940   $6,531,728
                                         ===========   ==========     ========   ==========     ========   ==========   ==========

                                                             December 31, 1994
- ---------------------------------------------------------------------------------------------
                                                                       QUANEX      GUARANTEED
                                            OVERSEAS       CONTRA-     COMMON      INVESTMENT
                                              FUND          FUND        STOCK       CONTRACT
                                           ----------     --------   ----------    ----------
Assets
   Investments, at fair value
         Mutual fund assets                $1,573,029     $283,117
         Quanex common stock                                         $1,418,636
         Common/commingled trust
                                           ----------     --------   ----------     --------
                                            1,573,029      283,117    1,418,636

   Deposits with insurance company,
        at contract value                                                           $896,472
                                           ----------     --------   ----------     --------
            Total                           1,573,029      283,117    1,418,636      896,472

   Contributions receivable
   Employer                                     9,814        2,634        5,430
   Employee                                    29,916        9,087       16,186
                                           ----------     --------   ----------     --------
                                               39,730       11,721       21,616
                                           ----------     --------   ----------     --------

   Net assets available
         for benefits                      $1,612,759     $294,838   $1,440,252     $896,472
                                           ==========     ========   ==========     ========

                                                                                 December 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                      SHORT-
                                                         GOVT.        INTER-       INTER-                     GROWTH
                                                         MONEY       MEDIATE      MEDIATE                      AND
                                                         MARKET       GOVT.         BOND       PURITAN        INCOME     MAGELLAN
                                            TOTAL         FUND         FUND         FUND         FUND          FUND        FUND
                                         -----------   ----------   ----------    -------     ----------     --------   ----------
Assets
   Investments, at fair value
         Mutual fund assets              $20,540,650   $7,465,156   $1,866,521      $0        $3,755,717     $779,550   $5,673,694
         Quanex common stock                 919,891
                                         -----------   ----------   ----------      --        ----------     --------   ----------
                                          21,460,541    7,465,156    1,866,521       0         3,755,717      779,550    5,673,694
                                         -----------   ----------   ----------      --        ----------     --------   ----------

   Deposits with insurance company,
        at contract value                  1,631,963                                 0
                                         -----------   ----------   ----------      --        ----------     --------   ----------
            Total                         23,092,504    7,465,156    1,866,521       0         3,755,717      779,550    5,673,694

   Contributions receivable
   Employer                                   93,572       27,460        9,505       0            16,758        4,056       26,378
   Employee                                  333,161       89,670       33,481       0            64,132       15,352       99,732
                                         -----------   ----------   ----------      --        ----------     --------   ----------
                                             426,733      117,130       42,986       0            80,890       19,408      126,110
                                         -----------   ----------   ----------      --        ----------     --------   ----------

   Net assets available
         for benefits                    $23,519,237   $7,582,286   $1,909,507      $0        $3,836,607     $798,958   $5,799,804
                                         ===========   ==========   ==========      ==        ==========     ========   ==========
                                                       December 31, 1994
- -------------------------------------------------------------------------------
                                                           QUANEX    GUARANTEED
                                            OVERSEAS       COMMON    INVESTMENT
                                              FUND         STOCK      CONTRACT
                                           ----------     --------   ----------
Assets
   Investments, at fair value
         Mutual fund assets                $1,000,012
         Quanex common stock                              $919,891
                                           ----------     --------   ----------
                                            1,000,012      919,891
                                           ----------     --------   ----------

   Deposits with insurance company,
        at contract value                                            $1,631,963
                                           ----------     --------   ----------
            Total                           1,000,012      919,891    1,631,963

   Contributions receivable
   Employer                                     5,634        3,781
   Employee                                    19,211       11,583
                                           ----------     --------   ----------
                                               24,845       15,364
                                           ----------     --------   ----------

   Net assets available
         for benefits                      $1,024,857     $935,255   $1,631,963
                                           ==========     ========   ==========

J. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
   The following tables provide supplemental information regarding the change in net assets available for benefits by investment funds.

                                                                             December 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                      GOVT.                                               GROWTH
                                                      MONEY        QUANEX       COMMON/                    AND
                                                      MARKET       COMMON      COMMINGLED    BALANCED     INCOME      PURITAN
                                         TOTAL         FUND        STOCK         TRUST         FUND        FUND         FUND
                                      -----------   ----------   ----------    ----------    --------  -----------   ----------
Investment income:
     Interest and dividends            $1,203,950     $322,411      $32,478       $9,681       $1,392      $79,632     $367,819
     Net appreciation (depreciation)
        in fair value of investments     (532,717)           0      336,205            0       (4,503)     (64,531)    (314,702)
                                      -----------   ----------   ----------     --------     --------  -----------   ----------

     Total                                671,233      322,411      368,683        9,681       (3,111)      15,101       53,117
                                      -----------   ----------   ----------     --------     --------  -----------   ----------

     Contributions:
        Employer                          892,899      289,207       36,017        4,498        2,406       40,048      172,350
           Less forfeitures                (9,282)      (2,291)      (1,304)           0            0         (292)      (1,373)
                                      -----------   ----------   ----------     --------     --------  -----------   ----------
                                          883,617      286,916       34,713        4,498        2,406       39,756      170,977

        Employee                        3,231,908      933,609      122,880       17,621        9,944      165,518      618,173
                                      -----------   ----------   ----------     --------     --------  -----------   ----------
                                        4,115,525    1,220,525      157,593       22,119       12,350      205,274      789,150
                                      -----------   ----------   ----------     --------     --------  -----------   ----------

         Total Additions                4,786,758    1,542,936      526,276       31,800        9,239      220,375      842,267

Benefit payments                        1,637,977      844,938      107,585            0            0       12,479      106,709

Fund transfers                                  0      890,928       86,306      446,816      105,920      159,086      388,877
                                      -----------   ----------   ----------     --------     --------  -----------   ----------
         Increase in
         net assets available           3,148,781    1,588,926      504,997      478,616      115,159      366,982    1,124,435

Net assets available for benefits:

     Beginning of year                 23,519,237    7,582,286      935,255            0            0      798,958    3,836,607
                                      -----------   ----------   ----------     --------     --------  -----------   ----------

     End of year                      $26,668,018   $9,171,212   $1,440,252     $478,616     $115,159   $1,165,940   $4,961,042
                                      ===========   ==========   ==========     ========     ========  ===========   ==========
                                                             December 31, 1994
- -----------------------------------------------------------------------------------------------------
                                                                                SHORT-      GUARAN-
                                                                                INTER-       TEED
                                                                               MEDIATE      INVEST-
                                        MAGELLAN     OVERSEAS       CONTRA-      GOVT.        MENT
                                          FUND         FUND          FUND        FUND       CONTRACT
                                       ----------   ----------     --------   ----------    ---------
Investment income:
     Interest and dividends              $244,743      $27,339                   $47,663      $70,792
     Net appreciation (depreciation)
        in fair value of investments     (374,571)     (29,474)      $1,910      (83,051)           0
                                       ----------   ----------     --------   ----------    ---------

     Total                               (129,828)      (2,135)       1,910      (35,388)      70,792
                                       ----------   ----------     --------   ----------    ---------

     Contributions:
        Employer                          249,308       60,741        6,245       32,079            0
           Less forfeitures                (2,687)        (985)           0         (216)        (134)
                                       ----------   ----------     --------   ----------    ---------
                                          246,621       59,756        6,245       31,863         (134)

        Employee                          931,840      233,420       22,885      176,018            0
                                       ----------   ----------     --------   ----------    ---------
                                        1,178,461      293,176       29,130      207,881         (134)
                                       ----------   ----------     --------   ----------    ---------

         Total Additions                1,048,633      291,041       31,040      172,493       70,658

Benefit payments                          303,081       47,678            0      160,139       55,368

Fund transfers                            (13,628)     344,539      263,798   (1,921,861)    (750,781)
                                       ----------   ----------     --------   ----------    ---------
         Increase in
         net assets available             731,924      587,902      294,838   (1,909,507)    (735,491)

Net assets available for benefits:

     Beginning of year                  5,799,804    1,024,857            0    1,909,507    1,631,963
                                       ----------   ----------     --------   ----------    ---------

     End of year                       $6,531,728   $1,612,759     $294,838           $0     $896,472
                                       ==========   ==========     ========   ==========    =========

J. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
   (continued)

                                                                                 December 31, 1993
                                      -----------------------------------------------------------------------------------------
                                                                   SHORT-
                                                      GOVT.        INTER-       INTER-                     GROWTH
                                                      MONEY       MEDIATE      MEDIATE                      AND
                                                      MARKET       GOVT.         BOND       PURITAN        INCOME     MAGELLAN
                                         TOTAL         FUND         FUND         FUND         FUND          FUND        FUND
                                      -----------   ----------   ----------   ----------   ----------     --------   ----------
Investment income:
     Interest and dividends            $1,494,799     $242,415     $113,264      $11,105     $420,771      $34,861     $498,626
     Net appreciation (depreciation)
        in fair value of investments      872,527            0      (15,455)      24,539      153,277       38,296      482,545
                                      -----------   ----------   ----------   ----------   ----------     --------   ----------

     Total                              2,367,326      242,415       97,809       35,644      574,048       73,157      981,171
                                      -----------   ----------   ----------   ----------   ----------     --------   ----------

     Contributions:
        Employer                          815,869      277,867      100,865            0      137,965       22,842      208,675
           Less forfeitures                13,061        5,234        1,655          308        1,947            0        2,691
                                      -----------   ----------   ----------   ----------   ----------     --------   ----------
                                          802,808      272,633       99,210         (308)     136,018       22,842      205,984

        Employee                        2,873,550      895,669      409,868            0      495,052      103,595      751,804
                                      -----------   ----------   ----------   ----------   ----------     --------   ----------
                                        3,676,358    1,168,302      509,078         (308)     631,070      126,437      957,788
                                      -----------   ----------   ----------   ----------   ----------     --------   ----------
             Total Additions            6,043,684    1,410,717      606,887       35,336    1,205,118      199,594    1,938,959

Benefit payments                        2,741,106    1,352,528      229,747       20,412      335,033       70,208      410,331

Transfer of Bellville assets              481,644      193,575       43,764            0       56,990            0      110,231

Fund transfers                                  0   (1,622,860)   1,576,009   (2,111,405)     721,080      668,619      700,438
                                      -----------   ----------   ----------   ----------   ----------     --------   ----------
        Increase in net assets
        available for benefits          2,820,934   (1,758,246)   1,909,385   (2,096,481)   1,534,175      798,005    2,118,835

Net assets available of benefits:

     Beginning of year                 20,698,303    9,340,532          122    2,096,481    2,302,432          953    3,680,969
                                      -----------   ----------   ----------   ----------   ----------     --------   ----------

     End of year                      $23,519,237   $7,582,286   $1,909,507           $0   $3,836,607     $798,958   $5,799,804
                                      ===========   ==========   ==========   ==========   ==========     ========   ==========

                                                                  GUARAN-
                                                       QUANEX      TEED
                                                       COMMON     INVEST-
                                        OVERSEAS       STOCK       MENT
                                          FUND          FUND      CONTRACT
                                       ----------     --------   ----------
Investment income:
     Interest and dividends               $14,892      $25,455     $133,410
     Net appreciation (depreciation)
        in fair value of investments      209,881      (20,556)           0
                                       ----------     --------   ----------

     Total                                224,773        4,899      133,410
                                       ----------     --------   ----------

     Contributions:
        Employer                           40,308       27,332           15
           Less forfeitures                   481          335          410
                                       ----------     --------   ----------
                                           39,827       26,997         (395)

        Employee                          134,342       83,156           64
                                       ----------     --------   ----------
                                          174,169      110,153         (331)
                                       ----------     --------   ----------
             Total Additions              398,942      115,052      133,079

Benefit payments                           63,707       69,176      189,964

Transfer of Bellville assets               18,530       31,258       27,296

Fund transfers                            192,020      303,427     (427,328)
                                       ----------     --------   ----------
        Increase in net assets
        available for benefits            508,725      318,045     (511,509)

Net assets available of benefits:

     Beginning of year                    516,132      617,210    2,143,472
                                       ----------     --------   ----------

     End of year                       $1,024,857     $935,255   $1,631,963
                                       ==========     ========   ==========

           Item 27a - Schedule of Assets Held for Investment Purposes
                            EIN: 38-1872178; PN 012

                               QUANEX CORPORATION
                             EMPLOYEE SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1994

                                                            Shares/                           Current
                                                           Par Value           Cost            Value
                                                           ---------         --------         -------
Mutual fund assets - Fidelity Investments:
- ------------------------------------------
Contrafund*                                                      9,350     $    279,727    $     283,117
Government Money Market Fund*                                8,981,007        8,981,007        8,981,007
Puritan Fund*                                                  326,391        4,994,234        4,833,853
Growth and Income Fund*                                         53,857        1,166,378        1,135,850
Magellan*                                                       95,238        6,465,121        6,361,895
Overseas Fund*                                                  57,620        1,526,260        1,573,029
Balanced Fund*                                                   9,058          114,605          111,318
                                                                           ------------    -------------
     Total Mutual Fund Assets                                                23,527,332       23,280,069
                                                                           ------------    -------------

Quanex Corporation Common stock*                                62,017        1,282,916        1,418,636
Common/Commingled Trust*                                       471,972          471,972          471,972
Deposits with insurance company:
- --------------------------------
Metropolitan Life Guaranteed Investment Contract                                896,472          896,472
                                                                           ------------    -------------
     Total investments                                                     $ 26,178,692    $  26,067,149
                                                                           ============    =============

* Party-in-Interest

  Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 012

                        QUANEX CORPORATION SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                             Series of Transactions

                                                                                                       Current
                              Total Number of                 Total Number                             Value on       Net
                              Purchases During   Purchase    of Sales During    Selling    Cost of   Transaction      Gain
Description                      Plan Year         Price        Plan Year        Price      Asset        Date        (Loss)
- -----------                   ----------------   ---------   ----------------    -------   -------   ------------    ------
Metropolitan Life
Short-term Fund                                                    14          $801,039    $801,039    $801,039            0

FMTC Government Reserve            33           $808,655
                                                                   47           813,903     813,903     813,903            0

Quanex Corporation Common Stock    48            632,545
                                                                   29           574,779     470,005     574,779     $104,774

Puritan Fund                      105          1,915,582
                                                                   53           528,727     522,774     528,727        5,953

Magellan Fund                     126          2,223,009
                                                                   67         1,150,981   1,160,237   1,150,981       (9,256)

Growth & Income Fund               80            701,703
                                                                   29           276,311     280,873     276,311       (4,562)

Overseas Fund                     102            886,928
                                                                   34           306,295     284,436     306,295       21,859

  Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 012

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                             Series of Transactions
                                  (continued)

                                                                                               Current
                          Total Number of                Total Number                         Value on      Net
                          Purchases During  Purchase    of Sales During  Selling  Cost of    Transaction    Gain
Description                  Plan Year       Price         Plan Year      Price    Asset        Date       (Loss)
- -----------                 ------------   ---------    -------------    -------  -------   ------------   ------
Contrafund                        21        $335,425
                                                              34         $52,740    $54,219    $52,740    $(1,479)

Balanced Fund                     21         143,799
                                                               1          26,764     27,979     26,764     (1,215)

Government Money Market Fund     141       4,956,048
                                                             135       3,440,552  3,440,552  3,440,552           0

Common/Commingled Trust           29         471,972
                                                               0               0          0          0           0

Short Intermediate
Government Fund                   58         398,464
                                                              47       2,083,482  2,181,934  2,083,482    (98,452)

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE             6/26/95                      /s/ Joseph K. Peery
      ----------------------------------          Joseph K. Peery

                              INDEX TO EXHIBITS

    EXHIBIT
    NUMBER
    23.1             Independent Auditor's Consent
